OPEN JOINT STOCK COMPANY
AEROFLOT – RUSSIAN AIRLINES

Consolidated Financial Statements
as at and for the six-month period ended 30 June 2009

AEROFLOT
Russian Airlines

Table of contents

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the independent auditors' report set out on pages 2 and 3, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated financial statements of Open Joint Stock Company Aeroflot – Russian Airlines and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated financial statements that present fairly the consolidated financial position of the Group as at 30 June 2009, and the consolidated results of its operations, cash flows and changes in equity for the year then ended, in compliance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgments and estimates that are reasonable and prudent;
- stating whether IFRS have been complied with, subject to any material departures being disclosed and explained in the consolidated financial statements; and
- preparing the consolidated financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management is also responsible for:

- designing, implementing and maintaining an effective system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- preventing and detecting fraud and other irregularities.

The consolidated financial statements as at and for six-month period ended 30 June 2009 were approved on 28 October 2009 by:

V. G. Saveliev General Director	**Sh. R. Kurmashov** Deputy General Director Finance and Investment

KPMG

ZAO KPMG
10 Presnenskaya Naberezhnaya
Moscow, Russia 123317

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Independent Auditors' Report

To the Board of Directors of Open Joint Stock Company Aeroflot – Russian Airlines

Introduction

We have reviewed the accompanying consolidated interim statement of financial position of Open Joint Stock Company Aeroflot – Russian Airlines (the "Company") and its subsidiaries (the "Group") as at 30 June 2009, and the related consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes the consolidated interim financial statements. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting*. Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements do not present fairly, in all material respects, the consolidated interim financial position of the Group as at 30 June 2009, and its consolidated interim financial performance and its consolidated interim cash flows for the six-month period then ended in accordance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting*.

Emphasis of matter

Without qualifying our conclusion, we draw attention to the fact that during the year the Group changed its accounting policy for its customer loyalty programme referred to as Aeroflot Bonus. The reason for and the effects of the change are described in Note 25 to these consolidated interim financial statements. We have reviewed the adjustments described in Note 25 that were applied to restate the statements of financial position as at 1 January 2008 and 31 December 2008. Based on our review, nothing has come to our attention that causes us to believe that such adjustments are not appropriate and have not been properly applied.

Without further qualifying our conclusion, we draw attention to the fact that the corresponding figures for the six-month period ended 30 June 2008 are not reviewed.

ZAO KPMG
28 October 2009

(All amounts in millions of US dollars)

	Notes	6m 2009	6m 2008 Unreviewed
Traffic revenue	6	1,199.2	1,817.6
Other revenue	7	256.7	314.4
Revenue		**1,455.9**	**2,132.0**
Operating costs	8	(1,023.9)	(1,565.0)
Staff costs	9	(265.5)	(356.9)
Depreciation and amortisation	21, 22	(62.7)	(79.2)
Operating costs		**(1,352.1)**	**(2,001.1)**
Operating profit		**103.8**	**130.9**
Financial income	10	1.1	52.7
Financial expenses	10	(26.1)	(26.1)
Share of results of equity accounted investments	17	2.9	2.1
Other non-operating (expenses)/income, net	11	(19.2)	7.0
Profit before income tax		**62.5**	**166.6**
Income tax	12	(48.4)	(90.6)
Profit for the period		**14.1**	**76.0**
Attributable to:			
Shareholders of the Company		14.7	75.0
Minority interest		(0.6)	1.0
		14.1	**76.0**
Earnings per share, basic and diluted (US cents)		**1.35**	**7.07**
Weighted average number of shares outstanding (millions)		**1,091.3**	**1,061.6**

V. G. Saveliev
General Director

Sh. R. Kurmashov
Deputy General Director
Finance and Investment

The consolidated statement of income should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 47.

(All amounts in millions of US dollars)

	6m 2009	6m 2008 Unreviewed
Profit for the period	14.1	76.0
Other comprehensive income:		
Loss on revaluation of available-for-sale investments	(4.0)	(3.9)
Exchange differences on translating to presentation currency	(54.6)	51.2
Income taxes relating to components of other comprehensive income	0.7	0.8
Other comprehensive (loss)/income for the period	**(57.9)**	**48.1**
Total comprehensive income for the period	**(43.8)**	**124.1**
Total comprehensive income attributable to:		
Shareholders of the Company	(40.0)	119.4
Minority interest	(3.8)	4.7

The consolidated statement of comprehensive income should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 47.

(All amounts in millions of US dollars)

	Notes	30 June 2009	31 December 2008	1 January 2008
ASSETS				
Current assets				
Cash and cash equivalents	13	260.7	146.8	90.6
Short-term investments	14	9.7	9.5	54.1
Accounts receivable and prepayments, net	15	848.3	916.1	1,048.7
Aircraft lease deposits		0.3	0.6	0.7
Expendable spare parts and inventories, net	16	69.2	78.7	104.2
		1,188.2	1,151.7	1,298.3
Non-current assets				
Equity accounted investments	17	22.4	21.1	20.5
Long-term investments	18	12.9	16.8	21.8
Aircraft lease deposits		1.6	1.6	1.7
Deferred tax assets	12	46.4	34.9	8.2
Other non-current assets	19	317.2	240.4	216.6
Prepayment for aircraft	20	85.6	95.5	114.5
Property, plant and equipment	21	1,917.4	1,774.3	1,708.9
Intangible assets	22	13.9	14.1	7.8
		2,417.4	2,198.7	2,100.0
TOTAL ASSETS		3,605.6	3,350.4	3,398.3
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	23	695.6	662.2	624.8
Unearned transportation revenue	24	266.4	172.9	180.3
Deferred revenue on frequent flyer programme, current	25	18.8	16.6	17.4
Provisions	26	31.8	22.8	4.0
Short-term borrowings	27	272.3	145.4	131.4
Finance lease liabilities	28	67.4	78.0	67.4
		1,352.3	1,097.9	1,025.3
Non-current liabilities				
Long-term borrowings	29	609.9	591.1	379.6
Finance lease liabilities	28	427.6	460.2	531.1
Provisions	26	1.5	2.4	60.9
Deferred tax liabilities	12	53.0	44.9	33.4
Deferred revenue on frequent flyer programme programme, non-current	25	63.6	66.2	69.8
Other non-current liabilities	30	195.8	150.4	175.5
		1,351.4	1,315.2	1,250.3
Equity				
Share capital	31	51.6	51.6	51.6
Treasury stock	31	(24.2)	(41.0)	(43.8)
Accumulated gain on disposal of treasury shares		32.3	31.9	14.1
Investment revaluation reserve		5.0	8.3	12.7
Cumulative translation reserve		(174.5)	(123.1)	63.0
Retained earnings	32	963.3	956.6	952.2
Equity attributable to shareholders of the Company		853.5	884.3	1,049.8
Minority interest		48.4	53.0	72.9
		901.9	937.3	1,122.7
TOTAL LIABILITIES AND EQUITY		3,605.6	3,350.4	3,398.3

The consolidated statement of financial position should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 47.

(All amounts in millions of US dollars)

	Notes	6m 2009	6m 2008 Unreviewed
Cash flows from operating activities:			
Profit before income tax		62.5	166.6
Adjustments to reconcile income before taxation to net cash provided by operating activities:			
Depreciation and amortisation	21, 22	62.7	79.2
Increase/(Decrease) in impairment allowance for bad and doubtful debts	15	1.3	(2.0)
Decrease in impairment allowance for obsolete inventory		-	(0.4)
Increase/(Decrease) in impairment of property, plant and equipment	21	2.6	(0.3)
Loss/(Gain) on disposal of property, plant and equipment		1.2	(1.3)
Increase/(Decrease) in other provisions and other assets impairments		10.2	(0.5)
Share of profits in equity accounted investments	17	(2.9)	(2.1)
Loss/(Gain) on disposal of investments, net	10	1.1	(0.2)
Interest expense		23.4	26.1
Unrealised foreign exchange gain		(2.4)	(49.6)
VAT write off		5.5	-
Other non-cash expenses		(0.8)	(13.3)
Operating profit before working capital changes		**164.4**	**202.2**
Decrease in accounts receivable and prepayments		80.7	83.9
Decrease/(Increase) in expendable spare parts and inventories		4.5	(2.3)
Increase in accounts payable and accrued liabilities		44.2	109.9
		293.8	**393.7**
Income tax paid		(4.0)	(94.4)
Net cash flows from operating activities		**289.8**	**299.3**
Cash flows from investing activities:			
Proceeds from sale of property, plant and equipment		1.7	6.1
Dividends received		2.3	0.4
Decrease/(Increase) in aircraft lease deposits		0.3	(0.8)
Purchases of investments net		(0.8)	(4.2)
Purchases of property, plant and equipment and intangible assets		(250.3)	(201.6)
Net cash flows to investing activities		**(246.8)**	**(200.1)**

The consolidated statement of cash flows should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 47.

(All amounts in millions of US dollars)

	Note	6m 2009	6m 2008 Unreviewed
Cash flows from financing activities:			
Proceeds from borrowings		316.1	467.7
Sale of treasury stock		13.7	-
Repayment of borrowing		(157.0)	(374.7)
Repayment of the principal element of finance lease liabilities		(43.3)	(38.8)
Interest paid		(54.9)	(43.8)
Dividends paid		(0.6)	-
Net cash flows from financing activities		**74.0**	**10.4**
Effect of exchange rate fluctuations		(3.1)	1.5
Net increase in cash and cash equivalents		**113.9**	**111.1**
Cash and cash equivalents at the beginning of the year		146.8	90.6
Cash and cash equivalents at the end of the year	**13**	**260.7**	**201.7**
Supplemental cash flow information:			
Interest received		1.1	1.8
Non-cash investing and financing activities:			
Property, plant and equipment acquired under finance leases		0.1	18.8

The consolidated statement of cash flows should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 47.

(All amounts in millions of US dollars)

	Share capital	Treasury stock	Investment revaluation reserve	Cumulative translation reserve	Retained earnings	Attributable to shareholders of the Company	Minority interest	Total
As at 31 December 2007	**51.6**	**(29.7)**	**12.7**	**63.0**	**1,014.6**	**1,112.2**	**72.9**	**1,185.1**
Restatement (Note 25)	-	-	-	-	(62.4)	(62.4)	-	(62.4)
As at 1 January 2008	**51.6**	**(29.7)**	**12.7**	**63.0**	**952.2**	**1,049.8**	**72.9**	**1,122.7**
Profit for the period	-	-	-	-	71.2	71.2	1.0	72.2
Foreign currency translation for the period	-	-	-	47.5	-	47.5	3.7	51.2
Loss on investments available-for-sale	-	-	(3.1)	-	-	(3.1)	-	(3.1)
Total recognised income and expenses						**115.6**	**4.7**	**120.3**
Gain on disposal of treasury stock	-	4.1	-	-	-	4.1	-	4.1
Sale of treasury stock	-	0.3	-	-	-	0.3	-	0.3
Purchase of treasury stock	-	(4.8)	-	-	-	(4.8)	-	(4.8)
Dividends	-	-	-	-	(59.3)	(59.3)	(2.4)	(61.7)
As at 30 June 2008	**51.6**	**(30.1)**	**9.6**	**110.5**	**964.1**	**1,105.7**	**75.2**	**1,180.9**
Restatement (Note 25)	-	-	-	-	3.8	3.8	-	3.8
As at 1 July 2008	**51.6**	**(30.1)**	**9.6**	**110.5**	**967.9**	**1,109.5**	**75.2**	**1,184.7**
Profit for the period	-	-	-	-	(15.1)	(15.1)	(20.1)	(35.2)
Foreign currency translation for the period	-	-	-	(233.6)	-	(233.6)	(2.1)	(235.7)
Loss on investments available-for-sale	-	-	(1.3)	-	-	(1.3)	-	(1.3)
Total recognised income and expenses						**(250.0)**	**(22.2)**	**(272.2)**
Gain on disposal of treasury stock	-	13.8	-	-	-	13.8	-	13.8
Sale of treasury stock	-	28.7	-	-	-	28.7	-	28.7
Purchase of treasury stock	-	(21.5)	-	-	-	(21.5)	-	(21.5)
Dividends	-	-	-	-	-	-	-	-
As at 31 December 2008	**51.6**	**(9.1)**	**8.3**	**(123.1)**	**952.8**	**880.5**	**53.0**	**933.5**
Restatement (Note 25)	-	-	-	-	3.8	3.8	-	3.8
As at 1 January 2009	**51.6**	**(9.1)**	**8.3**	**(123.1)**	**956.6**	**884.3**	**53.0**	**937.3**
Profit for the period	-	-	-	-	14.7	14.7	(0.6)	14.1
Foreign currency translation for the period	-	-	-	(51.4)	-	(51.4)	(3.2)	(54.6)
Loss on investments available-for-sale	-	-	(3.3)	-	-	(3.3)	-	(3.3)
Total recognised income and expenses						**(40.0)**	**(3.8)**	**(43.8)**
Gain on disposal of treasury stock	-	17.2	-	-	-	17.2	-	17.2
Dividends	-	-	-	-	(8.0)	(8.0)	(0.8)	(8.8)
As at 30 June 2009	**51.6**	**8.1**	**5.0**	**(174.5)**	**963.3**	**853.5**	**48.4**	**901.9**

The consolidated statement of changes in equity should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 47.

(All amounts in millions of US dollars)

1. NATURE OF THE BUSINESS

OJSC Aeroflot – Russian Airlines (the "Company" or "Aeroflot") was formed as a joint stock company following a government decree in 1992. The 1992 decree conferred all the rights and obligations of Aeroflot - Soviet Airlines and its structural units, excluding its operations in Russia and Sheremetyevo Airport, upon the Company, including inter-governmental bilateral agreements and agreements signed with foreign airlines and enterprises in the field of civil aviation.

The principal activities of the Company are the provision of passenger and cargo air transportation services, both domestically and internationally, and other aviation services from its base at Moscow Sheremetyevo Airport. The Company and its subsidiaries (the "Group") also conduct activities comprising airline catering, hotel operations, and the construction of the Sheremetyevo-3 terminal. Associated entities mainly comprise cargo-handling services, fuelling services and duty-free retail businesses.

As at 30 June 2009 the Government of the Russian Federation owned 51% of the Company (31 December 2008: 51%). The Company's headquarters are located in Moscow at 10 Arbat Street.

The principal subsidiary companies are:

Company name	Place of incorporation and operation	Activity	30 June 2009	31 December 2008
CJSC Sherotel	Moscow region	Hotel	100.00%	100.00%
CJSC Aeroflot Plus	Moscow	Airline	100.00%	100.00%
OJSC Insurance company Moscow	Moscow	Captive insurance services	100.00%	100.00%
OJSC Aeroflot-Don	Rostov-on-Don	Airline	100.00%	100.00%
CJSC Aeroflot-Cargo	Moscow	Cargo transportation services	100.00%	100.00%
OJSC Terminal	Moscow region	Construction of Sheremetyevo-3 terminal	52.82%	52.82%
CJSC Aeromar	Moscow region	Catering	51.00%	51.00%
CJSC Aeroflot-Nord	Arkhangelsk	Airline	51.00%	51.00%

The significant entities in which the Group holds more than 20% but less than 50% of the equity are:

Company name	Place of incorporation and operation	Activity	30 June 2009	31 December 2008
LLC Airport Moscow	Moscow region	Cargo handling	50.0%	50.0%
CJSC AeroMASH – AB	Moscow region	Aviation security	45.0%	45.0%
CJSC Aerofirst	Moscow region	Trading	33.3%	33.3%
CJSC TZK Sheremetyevo	Moscow region	Fuel trading company	31.0%	31.0%

All the companies listed above are incorporated in the Russian Federation.

The table below provides information on the Group's aircraft fleet as at 30 June 2009:

Type of aircraft	Ownership	Aeroflot - Russian Airlines (number)	Aeroflot-Don (number)	Aeroflot-Nord (number)	Aeroflot-Cargo (number)	Aeroflot-Plus (number)	Group total (number)
Ilyushin Il-96-300	Owned	6	-	-	-	-	6
Ilyushin Il-86	Owned	2	-	-	-	-	2
Tupolev Tu-154	Owned	24	5	-	-	-	29
Tupolev Tu-134	Owned	1	1	9	-	1	12
Antonov An-24	Owned	-	-	2	-	-	2
Antonov An-26	Owned	-	-	1	-	-	1
Total owned		**33**	**6**	**12**	**-**	**1**	**52**
Airbus A-319	Finance lease	4	-	-	-	-	4
Airbus A-320	Finance lease	1	-	-	-	-	1
Airbus A-321	Finance lease	10	-	-	-	-	10
Boeing 737-500	Finance lease	-	5	2	-	-	7
Total finance lease		**15**	**5**	**2**	**-**	**-**	**22**
Tupolev Tu-134	Operating lease	-	-	-	-	1	1
Antonov An-24	Operating lease	-	-	3	-	-	3
Antonov An-26	Operating lease	-	-	1	-	-	1
Ilyushin Il-86	Operating lease	-	2	-	-	-	2
Airbus A-319	Operating lease	10	-	-	-	-	10
Airbus A-320	Operating lease	29	-	-	-	-	29
Airbus A-330	Operating lease	3	-	-	-	-	3
Boeing B-737-500	Operating lease	-	2	11	-	-	13
Boeing B-737-400	Operating lease	-	2	-	-	-	2
Boeing B-767-300ER	Operating lease	11		-	-	-	11
McDonnell Douglas MD-11	Operating lease				3		3
Total operating lease		**53**	**6**	**15**	**3**	**1**	**78**
Total fleet		**101**	**17**	**29**	**3**	**2**	**152**

2. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Basis of presentation – The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements are presented in millions of US dollars ("USD"), except where specifically noted otherwise.

All significant subsidiaries directly or indirectly controlled by the Group are included in the consolidated financial statements. A listing of the Group's principal subsidiary companies is set out in Note 1.

The Group maintains its accounting records in Russian roubles ("RUR") and in accordance with Russian accounting legislation and regulations. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with IFRS.

(All amounts in millions of US dollars)

Functional and presentation currency – Since 1 January 2007 the functional currency of the Group is the Russian rouble. The presentation currency of the Group is the US dollar for convenience of foreign users, including the major lessors.

The assets and liabilities, both monetary and non-monetary, have been translated at the closing rate at the date of each balance sheet presented in accordance with International Accounting Standard ("IAS") 21 *The Effect of Changes in Foreign Exchange Rates.* Income and expense items for all periods presented have been translated at the exchange rates existing at the dates of the transactions or a rate that approximates the actual exchange rates. All exchange differences resulting from translation have been classified as equity and transferred to the Group's translation reserve.

Any conversion of Russian rouble amounts to US dollars should not be considered as a representation that Russian rouble amounts have been, could be or will be in the future, converted into US dollars at the exchange rate shown or at any other exchange rate.

The assets and liabilities, both monetary and non-monetary, of the subsidiaries of the Company with functional currencies other than the Russian rouble have been translated at the closing rate at the date of each balance sheet presented; income and expense items for all periods presented have been translated at the exchange rates existing at the dates of the transactions or a rate that approximates the actual exchange rates. All exchange differences resulting from translation have been classified as equity and transferred to the Group's translation reserve.

The following table details the exchange rates used to translate Russian roubles to US dollars:

	Exchange rate
As at 30 June 2009	31.29
Average: six months to 30 June 2009	33.07
As at 31 December 2008	29.38
Average: twelve months to 31 December 2008	24.86
Average: six months to 30 June 2008	23.94
As at 31 December 2007	24.55

3. NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Certain new standards and interpretations have been published that are mandatory for the Group's accounting periods beginning after 1 January 2009 and which the entity has not adopted early and which potentially could have an impact:

- Revised IFRS 3 *Business Combinations* (2008) and amended IAS 27 (2008) *Consolidated and Separate Financial Statements*, which come into effect on 1 July 2009 (i.e. become mandatory for the Group's 2010 consolidated financial statements). The Group is currently evaluating the potential impact of this revision and amendment.

4. PRINCIPAL ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain non-current assets and financial instruments. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. There have been no changes to accounting policies except for ones associated with IFRIC 13 *Customer Loyalty Programme* and IFRS 8 *Operating Segments* which have been described in the frequent flyer programme and operating segments sections of this note.

Consolidation – The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Subsidiaries comprise entities in which the Company, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date on which effective control is obtained by the Group and are no longer consolidated from the date of disposal or loss of control.

All intra-group transactions, balances and unrealised surpluses and deficits on transactions between Group companies are eliminated on consolidation. Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities acquired adjusted by subsequent changes in the carrying value of net assets of those entities. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations – The acquisition of subsidiaries is accounted for using the purchase allocation method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquire, plus any costs directly attributable to the business combination. The acquirer's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 *Business Combinations* are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations*, which are recognised and measured at fair value less costs to sell.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

Purchases of minority interests – The difference between the cost of acquisition and the carrying value of minority interests is recognised as an adjustment to equity.

Investments in associates – Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group's owning, directly or indirectly, between 20% and 50% of the voting share capital or by exerting significant influence through other means.

Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. The Group's share of the net income or losses of associates is included in the consolidated statement of income. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or that the impairment losses recognised in prior years no longer exist. Losses of an associate in excess of the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate) are not recognised.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. A listing of the Group's principal associated entities is included in Note 1.

Foreign currency translation – Transactions in currencies other than the functional currency are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies at the balance sheet date are translated into the functional currency at the year end exchange rate. Exchange differences arising from such translation are included in the consolidated statement of income.

Non-current assets and disposal groups held for sale – Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as being met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Any liabilities related to non-current assets to be sold are also presented separately as liabilities in the balance sheet. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

Revenue recognition – Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of sales related taxes.

Passenger revenue: Ticket sales are reported as traffic revenue when the transportation service has been provided. The value of tickets sold and still valid but not used by the balance sheet date is reported as unearned transportation revenue. This item is reduced either when the Group completes the transportation service or when the passenger requests a refund. Sales representing the value of tickets that have been issued, but which will never be used, are recognised as traffic revenue at the date the tickets are issued based on an analysis of historical patterns of actual sales data. Commissions, which are payable to the sales agents are recognised as sales and marketing expenses at the same time as revenue from the air transportation to which they relate.

Passenger revenue includes revenue from code-share agreements with certain other airlines. Under these agreements, the Group sells seats on these airlines' flights and those other airlines sell seats on the Group's flights. Revenue from the sale of code-share seats on other airlines are recorded net in Group's passenger revenue in the consolidated statement of income. The revenue from other airlines' sales of code-share seats on the Group's flights is recorded in passenger revenue in the Group's consolidated statement of income.

Cargo revenue: The Group's cargo transport services are recognised as revenue when the air transportation is provided. Cargo sales for which the transportation service has not yet been provided are shown as unearned transportation revenue.

Catering revenue: Revenue is recognised when meal packages are delivered to the aircraft, as this is the date when the risks and rewards of ownership are transferred to customers.

Other revenue: Revenue from bilateral airline agreements is recognised when earned with reference to the terms of each agreement. Hotel accommodation revenue is recognised when the services are provided. Sales of goods and other services are recognised as revenue when the goods are delivered or the service is rendered.

Borrowing costs – All borrowing costs that are directly attributable to the acquisition, construction and production of a qualifying asset form part of the cost of that asset. All other borrowings costs are recognised as an expense in the consolidated statement of income.

Operating segments – As of 1 January 2009 the Group determines and present operating segments based on the information that internally is provided to the General Director, who is the Group's chief operating decision maker. This change in presentation is due to the adoption of IFRS *8 Operating*

Segments. Previously operating segments were determined and presented in accordance with IAS 14 *Segment Reporting*. The changed presentation in respect of segment operating disclosures is presented as follows.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the General Director to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the General Director include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Comparative segment information has been restated. Since the change only impacts presentation and disclosure aspects, there is no impact on earnings per share.

Property, plant and equipment – Property, plant and equipment is stated at cost, or appraised value, as described below. Depreciation is calculated in order to amortise the cost or appraised value (less estimated salvage value where applicable) over the remaining useful lives of the assets.

(a) Fleet

(i) *Owned aircraft and engines* – Aircraft and engines owned by the Group as at 31 December 1995 were stated at depreciated replacement cost based upon external valuations denominated in US dollars. Airclaims, an international firm of aircraft appraisers, conducted the valuation. The Group has chosen not to revalue these assets subsequent to 1995. Subsequent purchases are recorded at cost.

(ii) *Finance leased aircraft and engines* – Where assets are financed through finance leases, under which substantially all the risks and rewards of ownership are transferred to the Group, the assets are treated as if they had been purchased outright. The Group recognises finance leases as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding obligation, reduced by the capital portion of lease payments made, is included in payables. Custom duties, legal fees and other initial direct costs are added to the amount recognised as an asset. The interest element of lease payments made is included in interest expense in the consolidated statement of income.

(iii) *Capitalised maintenance costs* – The valuation of aircraft and engines as at 31 December 1995 reflected their maintenance condition, as measured on the basis of previous expenditure on major overhauls and estimated usage since the previous major overhaul. Subsequent expenditure incurred on modernisation and improvements projects that are significant in size (mainly aircraft modifications involving installation of replacement parts) are separately capitalised in the balance sheet. The carrying amount of those parts that are replaced is derecognised from the balance sheet and included in gain or loss on disposals of property, plan and equipment in the Group's consolidated statement of income. Capitalised costs of aircraft checks and major modernisation and improvements projects are depreciated on a straight-line basis to the projected date of the next check or based on estimates of their useful lives. Ordinary repair and maintenance costs are expensed as incurred.

(iv) *Depreciation* – The Group depreciates fleet assets owned or held under finance leases on a straight-line basis to the end of their estimated useful life. The airframe, engines and interior of an aircraft are depreciated separately over their respective estimated useful lives. The salvage value for airframes of the foreign fleet is estimated at 5% of historical cost, while the salvage value for Russian aircraft is zero. Engines are depreciated on a straight-line

basis to the end of the useful life of the related type of aircraft.

Useful lives of the Group's fleet assets are as follows:

Airframes of foreign aircraft	20 years
Airframes of Russian aircraft	25-32 years
Engines of foreign aircraft	8 years
Engines of Russian aircraft	8-10 years
Interiors	5 years

(v) *Capitalised leasehold improvements* – capitalised costs that relate to the rented fleet are depreciated over the shorter of their useful life and the lease term.

(b) Land and buildings, plant and equipment

Property, plant and equipment is stated at the historical US dollar cost recalculated at the exchange rate on 1 January 2007, the date of the change of the functional currency of the Company from the US dollar to the Russian rouble. Provision is made for the depreciation of property, plant and equipment based upon expected useful lives or, in the case of leasehold properties, over the duration of the leases using a straight-line basis. These useful lives range from 3 to 20 years. Land is not depreciated.

(c) Capital expenditure

Capital expenditures comprise costs directly related to the construction of property, plant and equipment including an appropriate allocation of directly attributable variable overheads that are incurred in construction as well as costs of purchase of other assets that require installation or preparation for their use. Depreciation of these assets, on the same basis as for other property assets, commences when the assets are put into operation. Capital expenditures are reviewed regularly to determine whether their carrying value is fairly stated and whether appropriate provision for impairment is made.

(d) Gain or loss on disposal

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the consolidated statement of income.

Impairment of non-current assets – At each balance sheet date the Group reviews the carrying amounts of its non-current assets to determine whether there is any indication of impairment of those assets. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years.

Lease deposits – Lease deposits represent amounts paid to the lessors of foreign aircraft, which are held as security deposits by lessors in accordance with the provisions of finance and operating lease agreements. These deposits are returned to the Group at the end of the lease period. Lease deposits relating to operating lease agreements are presented as assets in the balance sheet. A portion of these deposits is interest-free. Interest-free deposits are recorded at amortised cost using an average market yield of 5.75%. Lease deposits that are part of finance lease arrangements are presented net as part of the finance lease liability.

Operating leases – Payments under operating leases are charged to the consolidated statement of income in equal annual instalments over the period of the lease. Related direct expenses including custom duties for leased aircraft are amortised using a straight-line method over the term of lease agreement.

Financial instruments – Financial assets and financial liabilities carried in the balance sheet include cash and cash equivalents, marketable securities, investments, derivative financial instruments, trade and other accounts receivable, trade and other accounts payable, borrowings and notes payable. The accounting policies on recognition and measurement of these items are disclosed below.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, and gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously. The result from the realisation of the financial instruments is determined on the FIFO basis.

(a) Credit risks

The sale of passenger and freight transportation is largely processed through agencies that are normally linked to country specific clearing systems for the settlement of passenger and freight sales. Clearing centres check individual agents operating outside of the Russian Federation. Individual agents operating within the Russian Federation are checked in-house.

Receivables and liabilities between major airlines, unless otherwise stipulated in the respective agreements, are settled on a bilateral basis or by settlement through an International Air Transport Association ("IATA") clearing house.

(b) Fair value

The fair value of financial instruments is determined by reference to various market information and other valuation methods as considered appropriate. At the balance sheet date the fair values of the financial instruments held by the Group did not materially differ from their recorded book values.

(c) Foreign exchange risk

During the first six months of 2009 the Group did not manage foreign exchange risk through the use of hedging instruments but rather aimed to broadly match its assets and liabilities in the different currencies to limit exposure. The Group monitors changes in foreign exchange rates to minimise the level of foreign currency exposure and to identify any need for hedging activities.

(d) Interest rate risk

The Group's main exposure to interest rate risk is from its finance lease liabilities and short-term borrowings. During the first six months of 2009 the Group did not use financial hedging instruments to hedge its exposure to the changes in interest rates, as they are not generally available on the Russian market. The Group constantly monitors changes in interest rates to

minimise the level of its exposure and to identify any need for hedging activities.

(e) Non-financial risks – fuel hedging activities

The results of Group's operations can be significantly impacted by changes in the price of aircraft fuel. The Group periodically purchases derivatives such as aircraft fuel options in order to hedge its exposure from future price fluctuations in aircraft fuel. During the first six months of 2009 the Group did not engage in any fuel hedging activities. The Group does not use derivative instruments for speculative purposes.

Cash and cash equivalents – Cash and cash equivalents consist of cash on hand, balances with banks and short-term interest-bearing accounts which are used in the day to day financing of the Group's airline activities.

Investments – The Group's financial assets have been classified according to IAS 39 *Financial Instruments: Recognition and Measurement* into the following categories: trading securities, held-to-maturity investments, loans and other receivables, and available-for-sale investments. Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables, are classified as held-to-maturity investments. Derivative financial instruments and investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables, are classified as available-for-sale.

Investments are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus directly attributable transaction costs.

Held-to-maturity investments are financial assets excluding derivative contracts which mature on a specified date and which a company has the firm intent and ability to hold to maturity. They are valued at allocated acquisition cost and they are included in long-term assets.

Investments other than held-to-maturity debt securities are classified as either investments held for trading or as available-for-sale, and are measured at subsequent reporting dates at fair value. Investments in equity instruments of other companies that do not have a quoted market price are stated at cost less impairment loss, as it is not practicable to determine the fair value of such investments. For derivatives and other financial instruments classified as held for trading, gains and losses arising from changes in fair value are included in the consolidated statement of income for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the consolidated statement of income for the period. Impairment losses recognised in the consolidated statement of income for equity investments classified as available-for-sale are not subsequently reversed through the consolidated statement of income. Impairment losses recognised in the consolidated statement of income for debt instruments classified as available-for-sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

As at 30 June 2009 the Group held corporate and Government financial instruments primarily comprising shares and bonds. These are disclosed as held-for-trading investments in Note 14. Gains and losses arising from changes in fair value of held-for-trading investments are recognised in the consolidated statement of income.

Derivative instruments are accounted for as held for trading with related gains or losses from re-measurement to fair value included in the current period consolidated statement of income as other non-operating gains or losses.

The Group assesses on each closing date whether there is any objective evidence that the value of a financial asset item or group of items has been impaired. If there is objective evidence that an impairment loss has arisen for loans and other receivables entered at allocated acquisition cost in the balance sheet or for held-to-maturity investments, the size of the loss is determined as the difference between the book value of the asset item and the present value of expected future cash flows of the said financial asset item discounted at the original effective interest rate. The loss is recognised in the consolidated statement of income.

Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are individually recognised at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Because the expected term of an account receivable is short, the value is typically stated at the nominal amount without discounting, which corresponds with the fair value. Uncertain accounts receivable balances are assessed individually and any impairment losses are included in non-operating expenses.

Accounts payable – Trade payables are initially measured at fair value and are subsequently measured at amortised cost and because the expected term of accounts payable is short the value is stated at the nominal amount without discounting, which corresponds with the fair value.

Short-term borrowings – Short-term borrowings comprise:

- Interest bearing borrowings with a term shorter than one year;
- Current portion of interest-bearing long-term borrowings.

These liabilities are measured at amortised cost and reported based on the settlement date.

Long-term borrowings – Long-term borrowings (i.e. liabilities with a term longer than one year) consist of interest-bearing loans, which are initially measured at fair value, and are subsequently measured at amortised cost using the effective interest rate method as at the settlement date.

Expendable spare parts and inventories – Inventories, including aircraft expendable spare parts, are valued at cost or net realisable value, whichever is lower. The costs are determined on the first-in, first-out ("FIFO") basis. Inventories are reported net of provisions for slow-moving or obsolete items.

Value added taxes – Value added tax ("VAT") related to sales is payable to the tax authorities on an accruals basis. For sales of passenger tickets this is when the tickets are registered for a flight by the customers. Domestic flights are subject to VAT at 18% and international flights are subject to VAT at 0%. Input VAT invoiced by domestic suppliers as well as VAT paid in respect of imported aircraft and spare parts may be recovered, subject to certain restrictions, against output VAT. The recovery of input VAT relating sales at 0% is typically delayed by up to six months and sometimes longer due to compulsory tax audit requirements and other administrative matters. Input VAT claimed for recovery as at the balance sheet date is presented net of the output VAT liability. Recoverable input VAT that is not claimed for recovery in the current period is recorded in the balance sheet as VAT receivable. VAT receivables that are not expected to be recovered within the twelve months from the balance sheet date are classified as long-term assets. VAT balances are not discounted. Where provision has been made for uncollectible receivables, the bad debt expense is recorded at the gross amount of the account receivable, including VAT. The provision for non-recoverable VAT is charged to the consolidated statement of income as a non-operating expense.

Frequent flyer programme – From 1999 the Group operates a frequent flyer programme referred to as Aeroflot Bonus. The programme allows its members to earn air miles as they fly on Group or Sky Team alliance airlines. Subject to the programme's terms and condition, the air miles earned entitle members to a number of benefits such as free flights and flight class upgrades.

(All amounts in millions of US dollars)

On 1 January 2009 the Group adopted the new IFRIC 13 *Loyalty Programmes* which requires that points earned but unused under loyalty programmes are accounted for at fair value using the deferred revenue method. Under the deferred revenue method the Group deducts the fair value of air miles from transportation revenue and records it as deferred revenue on frequent flyer programme of the consolidated statement of financial position (Note 25). Prior to the adoption, the programme was accounted for under the incremental cost method by recording an estimated liability for the incremental cost associated with providing free transportation pertaining to the programme. The adoption of IFRIC 13 *Loyalty Programmes* had an impact on the Group's net assets and its financial performance. The effect of the adoption is disclosed in Note 25.

Provisions – Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the expected timing of cash flows can be estimated and the effect of the time value of money is significant, the amount of a provision is stated at the present value of the expenditures required to settle the obligation.

Income tax – The nominal income tax rate for industrial enterprises in Russia in 2008 was 24%. With effect from 1 January 2009, the income tax rate for Russian companies has been reduced to 20%.

Deferred income taxes – Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12 *Income Taxes*. IAS 12 requires the application of the balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the asset is to be realised or the liability settled, based on tax rates that have been enacted or substantively enacted as at the balance sheet date. As at 30 June 2009 deferred tax assets and liabilities have been measured at 20%. Deferred tax is charged or credited to the consolidated statement of income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is dealt with in equity.

Employee benefits – The Group makes certain payments to employees on retirement or when they otherwise leave the employment of the Group. These obligations, which are unfunded, represent obligations under a defined benefit pension plan. For such plans the pension accounting costs are assessed using the projected unit credit method. Under this method the cost of providing pensions is charged to the consolidated statement of income in order to spread the regular cost over the average service lives of employees. Actuarial gains and losses are recognised in the consolidated statement of income immediately. The pension payments may be increased upon the retirement of an employee based on the decision of management. The pension liability for non-retired employees is calculated based on a minimum annual pension payment and do not include increases, if any, to be made by management in the future. Where such post-employment employee benefits fall due more than twelve months after the balance sheet date they are discounted using a discount rate determined by reference to the average market yields at the balance sheet date.

The Group also participates in a defined contribution plan, under which the Group has committed to

contribute a certain percentage (15% to 20% in 2009) of the contribution made by employees choosing to participate in the plan. Contributions made by the Group on defined contribution plans are charged to expenses when incurred. Contributions are also made to the Government Pension fund at the statutory rates in force during the year. Such contributions are expensed as incurred.

Treasury shares – The Company's shares, which are held as treasury stock or belong to the Company's subsidiaries, are reflected as a reduction of the Group's equity. The disposal of such shares does not impact net income for the current year and is recognised as a change in the shareholders' equity of the Group. Dividend distributions by the Company are recorded net of the dividends related to treasury shares.

Dividends – Dividends are recognised at the date they are declared by the shareholders at a general meeting.

Retained earnings legally distributable by the Company are based on the amounts available for distribution in accordance with applicable legislation and reflected in the statutory financial statements. These amounts may differ significantly from the amounts presented in accordance with IFRS.

Earnings per share – Earnings per share are calculated by dividing the income for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Group does not have any potentially dilutive equity instruments.

Contingencies – Contingent liabilities are not recognised in the consolidated financial statements unless they arise as a result of a business combination. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

5. SIGNIFICANT ESTIMATES

The key assumptions concerning the future, and other key sources of estimation uncertainties at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Provisions – Provisions are made when any probable and quantifiable risk of loss attributable to disputes is judged to exist.

Depreciable lives of property, plant and equipment – In reporting property, plant and equipment and intangible assets an assessment of the useful economic life is made at least once a year to determine whether impairment exists.

Frequent flyer programme – The Group has estimated the liability pertaining to air miles earned by Aeroflot Bonus programme (Note 4) members. The estimate has been made based on the statistical information available to the Group and reflects the expected air mile utilisation pattern after the balance sheet date multiplied by their assessed fair value.

Compliance with tax legislation – As discussed further in Note 38 compliance with tax legislation, particularly in the Russian Federation, is subject to a significant degree of interpretation and can be routinely challenged by the tax authorities. The management records a provision in respect of its best estimate of likely additional tax payments and related penalties which may be payable if the Group's tax compliance is challenged by the relevant tax authorities.

6. TRAFFIC REVENUE

(All amounts in millions of US dollars)

	6m 2009	6m 2008 Unreviewed
Scheduled passenger flights	1,087.5	1,622.5
Cargo	76.3	147.3
Charter passenger flights	35.4	47.8
	1,199.2	**1,817.6**

7. OTHER REVENUE

	6m 2009	6m 2008 Unreviewed
Airline revenue agreements	195.8	225.5
Refuelling services	13.4	29.2
Ground handling and maintenance	9.1	11.4
Hotel revenue	7.1	12.0
Catering services	5.3	8.5
Other revenue	26.0	27.8
	256.7	**314.4**

8. OPERATING COSTS

	6m 2009	6m 2008 Unreviewed
Aircraft and traffic servicing	221.6	281.0
Operating lease expenses	129.8	90.0
Maintenance	116.6	132.1
Sales and marketing	54.1	100.2
Administration and general expenses	52.4	61.4
Passenger services	43.8	63.4
Communication expenses	31.7	33.4
Customs duties	15.0	11.9
Insurance expenses	8.9	10.7
Other expenses	33.3	48.1
Operating cost excluding aircraft fuel	**707.2**	**832.2**
Aircraft fuel	316.7	732.8
	1,023.9	**1,565.0**

(All amounts in millions of US dollars)

9. STAFF COSTS

	6m 2009	6m 2008 Unreviewed
Wages and salaries	215.9	290.8
Pension costs	37.4	50.0
Social security costs	12.2	16.1
	265.5	**356.9**

The Group continued its participation in a non-government pension fund to provide additional pensions to certain of its employees upon their retirement. The pension fund requires contributions from both employees and the Group and is a defined contribution pension plan for the employer.

Furthermore, the Group makes payments, upon retirement, to employees participating in the plan with one or more years' service. These obligations, which are unfunded, represent obligations under a defined benefit pension plan.

Pension costs also include compulsory payments to the Russian Federation Pension Fund ("RFPF"), contributions to a non-government pension fund and an increase in the net present value of the future benefits which the Group expects to pay to its employees upon their retirement under a defined benefit pension plan, as follows:

	6m 2009	6m 2008 Unreviewed
Payments to the RFPF	37.2	49.0
Defined benefit pension plan	0.1	0.8
Defined contribution pension plan	0.1	0.2
	37.4	**50.0**

10. FINANCIAL INCOME AND EXPENSES

	6m 2009	6m 2008 Unreviewed
Financial income:		
Interest income on bank deposits	1.1	1.8
Gain on investments disposals, net	-	0.2
Foreign exchange gain, net	-	50.7
Financial income	**1.1**	**52.7**
Financial expenses:		
Foreign exchange loss, net	(1.6)	-
Loss on from investments disposals	(1.1)	-
Interest expense on finance lease liabilities	(5.2)	(12.0)
Interest expense on short and long-term borrowings	(9.5)	(7.5)
Interest expense on customs duty discounting	(8.7)	(6.6)
Financial expenses	**(26.1)**	**(26.1)**

(All amounts in millions of US dollars)

11. OTHER NON-OPERATING INCOME/(EXPENSES), NET

	6m 2009	6m 2008 Unreviewed
Fines and penalties received from suppliers	0.9	0.5
Insurance compensation received	0.1	0.5
Non-recoverable VAT	(5.5)	-
Contract termination penalties (Note 26)	(18.5)	-
Other income	3.8	6.0
	(19.2)	**7.0**

12. INCOME TAX

	6m 2009	6m 2008 Unreviewed
Current income tax charge	50.6	62.3
Deferred income tax (benefit)/expense	(2.2)	28.3
	48.4	**90.6**

Income before taxation for financial reporting purposes is reconciled to taxation as follows:

	6m 2009	6m 2008 Unreviewed
Profit before income tax	62.5	166.6
Tax rate	20%	24%
Theoretical tax at rate applicable for each jurisdiction	(12.5)	(40.0)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Prior period tax adjustment	(1.0)	-
Non-taxable income	1.2	1.8
Unrecognised current year tax losses	(11.0)	(12.9)
Non-deductible expenses	(25.1)	(39.5)
	(48.4)	**(90.6)**

The Group did not recognise a deferred tax assets of USD 11.0 million (6m 2008: USD 12.9 million) related to certain subsidiaries' tax losses. Most of the amount relates to CJSC Aeroflot Cargo's tax losses of USD 46.1 million (6m 2008: USD 32.4 million) as the subsidiary is not expected to earn sufficient taxable profits in the foreseeable future against which the unused tax losses can be utilised by the Group.

The Russian corporate profit tax rate has been reduced to 20% from 24%. The new rate is effective from 1 January 2009.

	30/06/09	Movement in period	31/12/08 restated	Restate-ment	31/12/08
Tax effects of temporary differences:					
Loss carry-forward	32.8	6.4	26.4	-	26.4
Accounts receivable	3.4	0.2	3.2	-	3.2
Property, plant and equipment	3.5	0.5	3.0	-	3.0

(All amounts in millions of US dollars)

	30/06/09	Movement in period	31/12/08 restated	Restatement	31/12/08
Accounts payable (Note 25)	6.2	4.2	2.0	-	2.0
Long-term investments	0.5	0.2	0.3	-	0.3
Deferred tax assets	**46.4**	**11.5**	**34.9**	**-**	**34.9**
Property, plant and equipment	(59.4)	(4.6)	(54.8)	-	(54.8)
Customs duties related to aircraft operation leases	(15.0)	(4.4)	(10.6)	-	(10.6)
Long-term investments	(3.5)	0.6	(4.1)	-	(4.1)
Accounts receivable	(1.0)	(2.2)	1.2	-	1.2
Accounts payable	25.9	2.5	23.4	15.1	8.3
Deferred tax liabilities	**(53.0)**	**(8.1)**	**(44.9)**	**15.1**	**(60.0)**
Movement for the year, net		3.4			
Less: Deferred tax recognised directly in equity (i)		(0.7)			
Effect of translation to presentation currency		(0.5)			
Deferred tax benefit for the year		**2.2**			

(i) The Group holds shares in France Telecom, which are classified as long-term investments available-for-sale. Gains and losses arising from changes in fair value of the France Telecom shares are recognised directly in equity, deferred tax related to them is also dealt with in equity. The movement during the first six month of 2009 amounted to USD 0.7 million.

A deferred tax asset in relation to temporary differences of USD 41.7 million relating to investments in subsidiaries and associates has not been recognised in the consolidated financial statements as the Group is able to control the timing of reversal of the difference, and reversal is not expected in the foreseeable future.

13. CASH AND CASH EQUIVALENTS

	30 June 2009	31December 2008
Bank accounts denominated in Russian roubles	112.8	61.5
Bank accounts denominated in US dollars	100.6	20.4
Bank accounts denominated in other currencies	27.6	23.0
Bank accounts denominated in Euros	6.1	7.3
Bank deposits	10.3	33.9
Cash in transit and other	3.3	0.7
	260.7	**146.8**

The Group's exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 34. Most of the funds are held at state owned Russian banks such as Sberbank of the Russian Federation, Vneshtogbank and Vnesheconombank and well known multinational banks such as the Royal Bank of Scotland. All funds are accessible by the Group.

(All amounts in millions of US dollars)

14. SHORT-TERM INVESTMENTS

	30 June 2009	31December 2008
Held-for-trading investments:		
Corporate and government bonds	1.1	3.7
Corporate shares	1.7	1.4
	2.8	**5.1**
Other short-term investments:		
Bank deposits with original maturities exceeding 90 days	4.8	1.6
Promissory notes from third parties	1.5	2.3
Other short-term investments	1.0	0.9
Impairment allowance for short-term investments	(0.4)	(0.4)
	6.9	**4.4**
	9.7	**9.5**

Corporate and government bonds represent bonds denominated in Russian roubles issued by the Government of the Russian Federation and major Russian companies with maturity dates from 2009 to 2019 and yield to maturity rates of 9.4% to 22.4% per annum as at 30 June 2009.

The Group's investments in bonds and shares are reflected at market values at the end of the period based on the last traded prices obtained from the Moscow Interbank Currency Exchange ("MICEX").

Corporate shares are publicly traded shares of Russian companies with readily available market prices.

As at 30 June 2009 the interest rate on bank deposits denominated in Russian roubles, with original maturities exceeding 90 days, is of 6.5% to 13.5% per annum (31 December 2008: 10.0% per annum).

15. ACCOUNTS RECEIVABLE AND PREPAYMENTS, NET

	30 June 2009	31 December 2008
VAT and other taxes recoverable	363.9	401.5
Trade accounts receivable	353.9	341.3
Prepayments to suppliers	45.8	47.7
Deferred customs duties related to aircraft operating leases	33.6	27.1
Income tax prepaid	24.6	61.7
Other receivables	49.2	59.5
Accounts receivable and prepayments, gross	**871.0**	**938.8**
Impairment allowance for bad and doubtful accounts	(22.7)	(22.7)
	848.3	**916.1**

Deferred customs duties of USD 33.6 million (31 December 2008: USD 27.1 million) relate to the current portion of customs duties incurred on importation of aircraft under operating leases. These customs duties are expensed in the consolidated statement of income over the term of the operating lease. The non-current portion of the deferred customs duties is disclosed in Note 19.

As at 30 June 2009 sufficient impairment allowance has been made against accounts receivable and prepayments.

(All amounts in millions of US dollars)

The movement in the Group's impairment allowance for bad and doubtful debts is as follows:

	Impairment allowance
As at 31 December 2007	**24.3**
Provision exchange rate	(4.3)
Increase in impairment allowance for bad and doubtful accounts	3.9
Receivables written off during the year as uncollectible	(1.2)
As at 31 December 2008	**22.7**
Provision exchange rate	(1.3)
Increase in impairment allowance for bad and doubtful accounts	1.3
Accounts receivable written off during the period as uncollectible	-
As at 30 June 2009	**22.7**

16. EXPENDABLE SPARE PARTS AND INVENTORIES, NET

	30 June 2009	31 December 2008
Expendable spare parts	53.3	57.0
Fuel	5.6	7.8
Other inventories	16.9	20.9
Expendable spare parts and inventories, gross	**75.8**	**85.7**
Impairment allowance for obsolete inventory	(6.6)	(7.0)
	69.2	**78.7**

17. EQUITY ACCOUNTED INVESTMENTS

	30 June 2009		31 December 2008	
	Voting rights	Carrying value	Voting rights	Carrying value
LLC Airport Moscow	50.0%	4.0	50.0%	4.4
CJSC AeroMASH – AB	45.0%	1.3	45.0%	1.5
CJSC Aerofirst	33.3%	5.6	33.3%	4.5
CJSC TZK Sheremetyevo	31.0%	11.0	31.0%	10.2
Other	Various	0.5	Various	0.5
		22.4		**21.1**

Summarised financial information in respect of the Group's affiliates accounted for by using the equity method based on their respective financial statements prepared for the six months ended 30 June 2009 and the twelve months ended 31 December 2008 is set out below:

	30 June 2009	31 December 2008
Total assets	152.2	174.7
Total liabilities	(88.7)	(115.8)
Net assets	**63.5**	**58.9**
Group's share in the net assets of equity accounted investments	22.4	21.1

(All amounts in millions of US dollars)

	6m 2009	6m 2008 Unreviewed
Revenue	162.7	593.9
Profit for the year	10.0	14.0
Group's share of profits for the period in equity accounted investments	**2.9**	**2.1**

18. LONG-TERM INVESTMENTS

	30 June 2009	31 December 2008
Available-for-sale investments:		
Shares in France Telecom	11.6	14.4
Mutual investment funds	0.7	0.8
SITA Investment Certificates	0.6	0.6
	12.9	**15.8**
Other long-term investments:		
Loans issued and promissory notes from third parties	0.3	0.3
Other	(0.3)	0.7
	-	**1.0**
	12.9	**16.8**

19. OTHER NON-CURRENT ASSETS

	30 June 2009	31 December 2008
Deferred customs duties related to aircraft operating leases	204.0	152.3
VAT recoverable	106.6	76.3
Other	6.6	11.8
	317.2	**240.4**

VAT recoverable primarily includes USD 101.7 million (31 December 2008: USD 76.3 million) related to the acquisition of aircraft. None of the amounts are impaired.

20. PREPAYMENTS FOR AIRCRAFT

Prepayments for aircraft relate to cash advances made in relation to twenty-two Boeing B-787 (delivery: 2016 – 2019), twenty-two Airbus A-350 (delivery: 2016 – 2019) and ten Sukhoi Superjet-100 (SSJ) (delivery: 2011 – 2012) aircraft which are expected to be used under operating lease agreements.

(All amounts in millions of US dollars)

21. PROPERTY, PLANT AND EQUIPMENT

	Owned aircraft and engines	Leased aircraft and engines	Land and buildings	Plant. equipment and other	Construction in progress (i)	Total
Cost						
As at 31 December 2007	**579.4**	**919.8**	**219.9**	**254.1**	**555.6**	**2 528.8**
Additions	40.3	11.7	4.2	34.4	489.2	579.8
Capitalised overhaul costs	30.2	-	-	-	-	30.2
Disposals	(56.2)	-	(0.2)	(16.4)	(1.8)	(74.6)
Transfers	1.2	0.7	0.9	19.6	(22.4)	-
Foreign currency translation	(97.7)	(153.3)	(36.2)	(48.1)	(162.9)	(498.2)
As at 31 December 2008	**497.2**	**778.9**	**188.6**	**243.6**	**857.7**	**2 566.0**
Additions	8.5	0.1	1.3	6.5	287.0	303.4
Capitalised overhaul costs	1.5	-	-	-	-	1.5
Disposals (ii)	(17.6)	-	-	(5.8)	-	(23.4)
Transfers	1.4	-	0.5	16.2	(18.1)	-
Transfers from leased assets to owned FA	2.3	(2.3)	-	-	-	-
Foreign currency translation	(30.5)	(47.6)	(11.2)	(14.2)	(37.0)	(140.5)
As at 30 June 2009	**462.8**	**729.1**	**179.2**	**246.3**	**1 089.6**	**2 707.0**
Accumulated depreciation						
As at 31 December 2007	**(398.0)**	**(153.8)**	**(96.2)**	**(170.8)**	**(1.1)**	**(819.9)**
Charge for the year	(49.0)	(74.3)	(11.0)	(22.9)	-	(157.2)
Impairment (iii)	-	-	-	-	(27.8)	(27.8)
Disposals	46.2	-	-	12.8	-	59.0
Foreign currency translation	65.9	36.8	19.1	28.0	4.4	154.2
As at 31 December 2008	**(334.9)**	**(191.3)**	**(88.1)**	**(152.9)**	**(24.5)**	**(791.7)**
Charge for the year	(18.5)	(27.7)	(4.3)	(10.6)	-	(61.1)
Impairment (iii)	(2.2)			0.2	(0.6)	(2.6)
Disposals (ii)	15.3	-	-	4.7	-	20.0
Foreign currency translation	20.1	10.1	5.7	8.4	1.5	45.8
As at 30 June 2009	**(320.2)**	**(208.9)**	**(86.7)**	**(150.2)**	**(23.6)**	**(789.6)**
Net book value						
As at 31 December 2008	**162.3**	**587.6**	**100.5**	**90.7**	**833.2**	**1, 774.3**
As at 30 June 2009	**142.6**	**520.2**	**92.5**	**96.1**	**1,066.0**	**1,917.4**

As at 30 June 2009 property, plant and equipment, consisting primarily of construction in progress related to the construction of the Sheremetyevo-3 terminal of USD 785.8 million, are subject to a registered debenture to secure bank loans (Note 27 and Note 29).

(All amounts in millions of US dollars)

(i) Construction in progress mainly includes:

- capital expenditure incurred in relation to the construction of the new Sheremetyevo-3 terminal of USD 785.8 million (31 December 2008: USD 645.8 million);
- capital expenditure and prepayments of USD 68.7 million (31 December 2008: USD 74.5 million) related to the construction of the Company's new office building;
- prepayments of USD 3.8 million related to the delivery of ten new Sukhoi SuperJet-100 (SSJ) aircraft;
- capital expenditure and prepayments for the delivery of three McDonnell Douglas MD-11 aircrafts and construction in progress, related to them of USD 22.7 million (Note 21(iii));
- prepayments for delivery of sixteen Airbus A-321 aircrafts of USD 151.9 million.

(ii) The 2009 disposals relate to the disposal of one Ilyushin Il-86, three Tu-134 and one Tu-154 aircraft previously owned by the Group. One An-24 aircraft transferred from finance lease to operation lease.

(iii) A full impairment allowance has been made against cash prepayments and construction in progress related to three McDonnell Douglas MD-11 aircraft (Note 21(i)) as it is unlikely that the Group will get any future economic benefits related to these assets.

During the first six months of 2009 the total of USD 57.3 million was capitalised in the cost of property, plant and equipment of which USD 28.2 million related to the portion of foreign currency translation losses on non-Rouble denominated construction loans that were deemed as borrowing costs. The remaining USD 29.2 million (6m 2008: USD 17.3 million) comprised interest accrued on these loans and was fully capitalised in the cost of the construction. All amounts relate to the new Sheremetyevo-3 terminal.

22. INTANGIBLE ASSETS

	Software	Licences	Construction in progress	Total
Cost				
As at 31 December 2007	-	-	**7.8**	**7.8**
Additions	3.6	5.4	2.2	11.2
Transfers	5.8	-	(5.8)	-
Foreign currency translation	(1.5)	(0.9)	(0.8)	(3.2)
As at 31 December 2008	**7.9**	**4.5**	**3.4**	**15.8**
Additions	1.8	0.0	0.4	2.2
Disposal	0.0	0.0	0.0	0.0
Transfers	2.4	0.0	(2.4)	0.0
Foreign currency translation	(0.2)	(0.2)	(0.3)	(0.7)
As at 30 June 2009	**11.9**	**4.3**	**1.1**	**17.3**

(All amounts in millions of US dollars)

	Software	Licences	Construction in progress	Total
Accumulated amortisation				
As at 31 December 2007	-	-	-	-
Charge for the year	(2.1)	-	-	(2.1)
Foreign currency translation	0.4	-	-	0.4
As at 31 December 2008	(1.7)	-	-	(1.7)
Charge for the period	(1.3)	(0.3)	-	(1.6)
Foreign currency translation	(0.1)	-	-	(0.1)
As at 30 June 2009	(3.1)	(0.3)	-	(3.4)
Net book value				
As at 31 December 2008	6.2	4.5	3.4	14.1
As at 30 June 2009	8.8	4.0	1.1	13.9

23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 June 2009	31 December 2008
Trade accounts payable	344.3	348.3
VAT payable on leased aircraft	98.1	91.9
Staff related liabilities	82.5	76.6
Customs duties payable on leased aircraft	74.9	74.2
Advances received (other than unearned transportation revenue)	25.6	27.6
Other taxes payable	11.4	8.1
Dividends payable	9.1	2.5
Merchandise credits	4.1	4.8
Income tax payable	0.9	0.1
Other payables	44.7	28.1
	695.6	**662.2**

As at 30 June 2009 accounts payable and accrued liabilities include the short-term portion of VAT of USD 98.1 million (31 December 2008: USD 91.9 million) and customs duties of USD 74.9 million (31 December 2008: USD 74.2 million) relating to imported leased aircraft, which are payable in equal monthly instalments over a thirty-four- month period from the date these assets were cleared through customs. The long-term portion of VAT payable and customs duties of USD 101.7 million (31 December 2008: USD 76.2 million) and USD 84.8 million (31 December 2008: USD 63.7 million), respectively, relating to the leased aircrafts are disclosed in Note 30.

Staff related payables primarily include salaries and social contribution liabilities of USD 46.9 million (31 December 2008: USD 40.7 million) and the unused vacation accrual of USD 34.7 million (31 December 2008: USD 35.0 million).

The Group's exposure to currency and liquidity risk related to accounts payable and accrued liabilities is disclosed in Note 34.

(All amounts in millions of US dollars)

24. UNEARNED TRANSPORTATION REVENUE

As at 30 June 2009 unearned transportation revenue of USD 266.4 million (31 December 2008: USD 172.9 million) comprised passenger transportation revenue of USD 266.2 million (31 December 2008: USD 172.8 million) and cargo transportation revenue of USD 0.2 million (31 December 2008: USD 0.1 million).

25. DEFERRED REVENUE RELATED TO FREQUENT FLYER PROGRAMME

As at 30 June 2009 and 31 December 2008 the Aeroflot Bonus programme operated by the Group had approximately 1,575 thousand and 1,387 thousand members, respectively. Deferred revenue related to Aeroflot Bonus as at 30 June 2009 has been assessed in accordance with IFRIC 13 *Customer Loyalty Programmes* which has been applied in these consolidated financial statements for the first time. The amount represents the number of points earned but unused by the Aeroflot Bonus programme members estimated at fair value (Note 4). This represents a change of accounting policy as previously air miles related to the programme have been valued at incremental cost of providing the service to passengers. Consequently, the comparatives have been restated accordingly as follows:

Consolidated statement of financial position

	1 January 2008			31 December 2008		
	Before restatement	Adjustments	After restatement	Before restatement	Adjustments	After restatement
TOTAL ASSETS	3,398.3	-	3,398.3	3,350.4	-	3,350.4
LIABILITIES AND EQUITY						
Current liabilities						
Accounts payable and accrued liabilities	629.8	(5.0)	624.8	669.2	(7.0)	662.2
Unearned transportation revenue	180.3	-	180.3	172.9	-	172.9
Deferred revenue related to frequent flyer programme current	-	17.4	17.4	-	16.6	16.6
Provisions	4.0	-	4.0	22.8	-	22.8
Short-term borrowings	131.4	-	131.4	145.4	-	145.4
Finance lease liabilities	67.4	-	67.4	78.0	-	78.0
	1,012.9	12.4	1,025.3	1,088.3	9.6	1,097.9
Non-current liabilities						
Long-term borrowings	379.6	-	379.6	591.1	-	591.1
Finance lease liabilities	531.1	-	531.1	460.2	-	460.2
Provisions	60.9	-	60.9	2.4	-	2.4
Deferred tax liabilities	53.2	(19.8)	33.4	60.0	(15.1)	44.9
Deferred revenue related to frequent flyer programme non-current	-	69.8	69.8	-	66.2	66.2
Other non-current liabilities	175.5	-	175.5	150.4	-	150.4
	1,200.3	50.0	1,250.3	1,264.1	51.1	1,315.2
Equity						
Share capital	51.6	-	51.6	51.6	-	51.6
Treasury stock	(43.8)	-	(43.8)	(41.0)	-	(41.0)
Accumulated gain on disposal of treasury shares	14.1	-	14.1	31.9		31.9
Investment revaluation reserve	12.7	-	12.7	8.3	-	8.3

(All amounts in millions of US dollars)

	1 January 2008			31 December 2008		
	Before restatement	**Adjustments**	**After restatement**	**Before restatement**	**Adjustments**	**After restatement**
Cumulative translation reserve	63.0	-	63.0	(117.2)	(5.9)	(123.1)
Retained earnings	1,014.6	(62.4)	952.2	1,011.4	(54.8)*	956.6
Equity attributable to shareholders of the Company	**1,112.2**	**(62.4)**	**1,049.8**	**945.0**	**(60.7)**	**884.3**
Minority interest	72.9	-	72.9	53.0	-	53.0
	1,185.1	**(62.4)**	**1,122.7**	**998.0**	**(60.7)**	**937.3**
TOTAL LIABILITIES AND EQUITY	**3,398.3**	**-**	**3,398.3**	**3,350.4**	**-**	**3,350.4**

*USD 62.4 million of this amount relates to the periods prior to 1 January 2008.

Consolidated statement of income for the six-month period ended 30 June 2008

	6m 2008		
	Before restatement	**Adjustments**	**After restatement**
Traffic revenue	1,823.4	(5.8)	1,817.6
Other revenue	314.4	-	314.4
Revenue	**2,137.8**	**(5.8)**	**2,132.0**
Operating costs	(1,567.4)	2.4	(1,565.0)
Staff costs	(356.9)	-	(356.9)
Depreciation and amortisation	(79.2)	-	(79.2)
Operating costs	**(2,003.5)**	**2.4**	**(2,001.1)**
Operating profit	**134.3**	**(3.4)**	**130.9**
Financial income	44.6	8.1	52.7
Financial expenses	(26.1)	-	(26.1)
Share of results of equity accounted investments	2.1	-	2.1
Other non-operating income, net	7.0	-	7.0
Profit before income tax	**161.9**	**4.7**	**166.6**
Income tax	(89.7)	(0.9)	(90.6)
Profit for the period	**72.2**	**3.8**	**76.0**
Attributable to:			
Shareholders of the Company	71.2	3.8	75.0
Minority interest	1.0	-	1.0
	72.2	**3.8**	**76.0**
Earnings per share, basic and diluted (US cents)	**6.71**	**0.35**	**7.06**
Weighted average number of shares outstanding (millions)	**1,061.6**		**1,061.6**

(All amounts in millions of US dollars)

As at 30 June 2009 deferred revenue related to frequent flyer programme are expected to realise as follows:

	30 June 2009	31 December 2008
Deferred revenue related to frequent flyer programme current	18.8	16.6
Deferred revenue related to frequent flyer programme non-current	63.6	66.2
	82.4	82.8

26. PROVISIONS

	2009	2008
1 January	**25.2**	**64.9**
Additional provision in the year	18.5	9.1
Release of provision	(10.4)	(48.8)
30 June 2009 / 31 December 2008	**33.3**	**25.2**
Analysed as:		
Current liabilities	31.8	22.8
Non-current liabilities	1.5	2.4
	33.3	25.2

The Group is a defendant in various legal actions. The provision represents management's best estimate of the Group's probable losses relating to various actual and potential legal claims. The Group also provides against tax contingencies and the related interest and penalties based on management's estimate of the amount of the additional taxes that may become due.

The Company is a defendant in a claim by the owner of a cargo plane, which crashed in Italy in October 1996, whilst on charter to the Group. The basis of the claim concerns liability for the loss of the aircraft and the responsibilities of the parties at the time of the crash. According to a report prepared by Airclaims, compensation relating to the crashed aircraft ranges between USD 11.8 million and USD 15.3 million. Management made their best assessment of the likely outcome associated with this issue and recorded a provision amounting to USD 12.0 million as at 31 December 2003. In 2005 the Arbitration court decided in favour of the claimant. Consequently, the most likely amount of potential damage was reassessed by the Company at 28 million euros. The Company had filed an appeal. The final court decision was made in June 2009 as a result of which the total damages awarded to the plaintiff amount to 9.1 million euros. Consequently, USD 12.7 million was provided in the consolidated financial statements as at 30 June 2009 (31 December 2008: USD 12.8 million). The amount was calculated using the cross-rate of 1.41 US dollars per 1 euro. The liability was settled in September 2009.

A court decision was obtained in 2009 in relation to one of the property sales transactions that occurred prior to 31 December 2008 as a result of which the sales contract was found void and non-existent. Consequently, the Company has been ordered to return the funds received from the buyer. The amount to be reimbursed is USD 9.1 million and has been recognised in the consolidated financial statements as at 31 December 2008. However, following the Arbitration court decision in August 2009 in favour of the Company the provision has been released in these consolidated financial statements.

In October 2009 the Board of Directors decided to reject the delivery of three freight carrying McDonnell Douglas MD-11 aircraft which were to be purchased by one of the Group's subsidiaries. The total sum of penalties payable amounts to USD 16.4 million, a full allowance has been made against this payable as a result of the rejection in the consolidated statement of financial position as

(All amounts in millions of US dollars)

at 30 June 2009. USD 2.1 million included in the provision relates to the premature termination of operation lease agreements pertaining to two freight-carrying Boeing B-737-300 aircraft.

27. SHORT-TERM BORROWING

	30 June 2009	31 December 2008
Loans denominated in US dollars:		
Vnesheconombank - short term portion (Note 29)	112.7	12.9
Calyon Rusbank (i)	47.3	-
Société Générale Vostok (ii)	30.1	15.0
WestLB Vostok (iii)	20.4	10.1
Vneshtorgbank - short term portion (Note 29)	14.6	14.0
Royal Bank of Scotland (iv)	-	16.0
Alfa-Bank (v)	-	5.5
	225.1	**73.5**
Loans denominated in Russian roubles:		
Sberbank of the Russian Federation (vi)	16.0	4.3
Gazprombank (vii)	9.3	11.6
Raiffeisenbank – short term portion (Note 29)	9.2	7.3
Gazprombank (viii)	4.1	17.3
UniCredit Bank (ix)	2.3	5.1
Sberbank of the Russian Federation (x)	-	20.8
Other short-term bank loans	6.3	5.5
	47.2	**71.9**
	272.3	**145.4**

(i) The balance as at 30 June 2009 represents a credit of USD 47.3 million issued at an interest rate of LIBOR plus 3% per annum. The loan was borrowed fund the Company's obligation of to make certain pre aircraft delivery payments. The effective annualised interest rate related to this loan in the first half of 2009 was equal to 5.3% per annum. The loan is unsecured;

(ii) The balance as at 30 June 2009 represents a credit line of USD 30.1 million issued at an interest rate of 6.75% per annum. The effective annualised interest rate related to this credit line in the first half of 2009 was equal to 6.75% per annum. The loan is unsecured;

(iii) The balance as at 30 June 2009 represents a credit line of USD 20.4 million issued at an interest rate of 6% per annum. The effective annualised interest rate related to this credit line in the first half of 2009 was equal to 8% per annum. The loan is unsecured;

(iv) The balance as at 31 December 2008 represents a credit line of USD 16.0 million issued at an interest rate of LIBOR plus margin from 1.45% to 7.0% per annum. The effective annualised interest rate related this credit line in 2009 was equal to 4.7% per annum. During the first half of 2009 this facility was repaid in full. The facility was unsecured;

(v) The balances as at 31 December 2008 represents two loans totalling USD 5.5 million issued at interest rates of 15% and 16% per annum. The effective annualised interest rate related to these loans in the first half of 2009 was equal to 15.3% per annum. During 2009 the facility was repaid in full. The loans were unsecured;

(vi) The balance as at 30 June 2009 represent loans for the total of USD 16.0 million issued at an interest rate of 16% to 19% per annum. The effective annualised interest rate related to these loans in the first half of 2009 was 18.5% per annum. The loans are secured by property, plant and equipment with a carrying value of USD 3.1 million;

(All amounts in millions of US dollars)

(vii) The balance as at 30 June 2009 represents three loans for the total amount of USD 9.3 million issued at interest rates of 16.5%, 17.5% and 19% per annum. The effective annualised interest rate on the total outstanding balance of these loans in the first half of 2009 was equal to 16.7% per annum. The loans are unsecured;

(viii) The balances represent the net amounts due under a series of short-term security sale and repurchase agreements bearing an interest rate of 15.0% per annum. The securities that are subject to the sale and repurchase agreements are pledged as collateral pertaining to these loans;

(ix) The balance as at 30 June 2009 represents a loan of USD 2.3 million issued at interest rates of 10.75% and 17.38% per annum. The effective annualised interest rate related to this loan in 2008 was equal to 19.0% per annum. The loan is unsecured;

(x) As at 31 December 2008 USD 20.8 million was payable to Sberbank of the Russian Federation in relation to the credit line issued to the Group. The effective annualised interest rate related to this loan in the first half of 2009 was equal to 14.4% per annum. During the first six months of 2009 this facility was repaid in full. The loan was unsecured.

28. FINANCE LEASE LIABILITIES

The Group leases aircrafts under finance lease agreements. Leased assets are listed in Note 1 above.

	30 June 2009	31 December 2008
Total outstanding payments	528.0	623.6
Finance charges	(33.0)	(85.4)
Principal outstanding	**495.0**	**538.2**
Representing:		
Current lease liabilities	67.4	78.0
Non-current lease liabilities	427.6	460.2
	495.0	**538.2**
Due for repayment (principal and finance charges):		
On demand or within one year	75.6	97.9
In two to five years	272.2	305.3
After five years	180.2	220.4
	528.0	**623.6**

Interest unpaid as at 30 June 2009 amounted to approximately USD 3.2 million (31 December 2008: USD 3.7 million) and is included in accrued expenses. During the first six months of 2009 year the effective interest rate on this lease was approximately 1.8% per annum (31 December 2008: 3.8% per annum).

In 2008 the Group acquired two Boeing B-737 aircraft under financial lease arrangements. The related short-term and long-term finance lease liabilities as at 31 December 2008 amounted of USD 2.6 million and USD 9.8 million, respectively.

The Group's aircraft leases are subject to both positive and negative covenants. In accordance with those covenants, the Company maintains insurance coverage for its leased aircraft.

The Group's aircrafts leased under finance lease agreements are subject to a registered debenture to secure liabilities in relation to their lease.

(All amounts in millions of US dollars)

29. LONG-TERM BORROWINGS

	30 June 2009	31 December 2008
Loans denominated in US dollars:		
Vneshtorgbank (i)	246.0	252.4
Vnesheconombank (ii)	196.7	201.9
Vnesheconombank (iii)	156.5	121.1
Accor	2.8	2.7
Other long-term loans	3.3	3.3
	605.3	**581.4**
Loans denominated in Russian roubles:		
Raiffeisen bank (iv)	4.6	9.7
	609.9	**591.1**

(i) The balance as at 30 June 2009 represents an outstanding amount of USD 246.0 million on a credit line issued by Vneshtorgbank at a fixed interest rate of 7.75% per annum. The amount was borrowed in order to finance the construction of the new Sheremetyevo-3 terminal. The sublease of the land and the construction in progress are pledged as collateral under a secondary loan agreement with hypothecation values of USD 59.5 million and USD 785.8 million, respectively;

(ii) The balance as at 30 June 2009 represents an outstanding balance of USD 196.7 million on a credit line issued by Vnesheconombank at a fixed interest rate of 10.56% per annum. The amount was borrowed in order to finance the construction of the new Sheremetyevo-3 terminal. The sublease of the land and the construction in progress are pledged as collateral under a primary loan agreement with hypothecation values of USD 59.5 million and USD 785.8 million, respectively;

(iii) The balance as at 30 June 2009 relates to a loan of USD 156.5 million borrowed at an interest rate of 9.0% per annum. The agreed interest rate will be effective until 20 August 2018 after which the interest rate will be LIBOR plus 4% per annum. The amount was borrowed in order to finance the construction of the new Sheremetyevo-3 terminal. The sublease of the land is pledged as collateral under a primary loan agreement with a hypothecation value of USD 59.5 million;

(iv) The balance as at 30 June 2009 represents an outstanding amount of USD 4.6 million at a fixed interest rate of MosPrime plus 3% per annum. The loan was borrowed in order to finance the Group's working capital requirements. The effective annualised interest rate in the first half of 2009 was equal to 23.8% per annum. The loan is unsecured.

The borrowings are repayable as follows:

	30 June 2009	31 December 2008
On demand or within one year	136.5	34.2
In two to five years	141.0	239.8
After five years	468.9	351.3
	746.4	**625.3**
Less: amounts due for settlement within 12 months	(136.5)	(34.2)
Amounts due for settlement after 12 months	**609.9**	**591.1**

(All amounts in millions of US dollars)

30. OTHER NON-CURRENT LIABILITIES

	30 June 2009	31 December 2008
VAT payable on leased aircraft	101.7	76.2
Custom duties payable on leased aircraft	84.8	63.7
Defined benefit pension obligation – non-current portion	9.0	9.9
Other non-current liabilities	0.3	0.6
	195.8	**150.4**

As at 30 June 2009 other non-current liabilities include the long-term portion of VAT of USD 101.7 million (2008: USD 76.2 million) and customs duties of USD 84.8 million (31 December 2008: USD 63.7 million) relating to imported leased aircraft, which are payable in equal monthly instalments over a thirty-four- month period from the date these assets are cleared through customs.

Customs duties payable on leased aircraft have been discounted using a discount rate between 8.05% and 16.5%.

The short-term portion of the VAT payable and the customs duties of USD 98.1 million (31 December 2008: USD 91.9 million) and USD 74.9 million (31 December 2008: USD 74.2 million), respectively, relating to the imported leased aircraft are disclosed in Note 23.

31. SHARE CAPITAL

	Number of shares authorised and issued	Number of treasury shares	Number of shares outstanding
Ordinary shares of one Russian rouble each:			
As at 31 December 2008	1,110,616,299	(27,770,779)	1,082,845,520
As at 30 June 2009	1,110,616,299	(14,809,239)	1,095,807,060

Ordinary shareholders are entitled to one vote per share.

During 2009 the number of treasury shares held by the Group decreased by 12,961,540

The Company's shares are listed on the Russian Trade System ("RTS") and the Moscow Interbank Currency Exchange ("MICEX") and on 26 October 2009 were traded at USD 1.55 per share.

The Company launched a Level 1 Global Depositary Receipts (GDR's) programme in December 2000. The Company signed a depositary agreement with Deutsche Bank Group, allowing the Company's shareholders to swap their shares for GDR's, which trade over-the-counter on US and European markets. The swap ratio was established at 100 shares per GDR. In accordance with the depositary agreement the total volume of the GDR's of the Company cannot exceed 20% of the Company's share capital. In 2001 the Company's GDR's were listed on the New Europe Exchange ("NEWEX") in Vienna and after closing of this stock exchange the GDR's were transferred to the third segment of the stock exchange in Frankfurt. On 26 October 2009 the GDR's were trade at USD 153.9 each.

32. RETAINED EARNINGS AND DIVIDENDS

The statutory accounting reports of the Group companies are the basis for profit distribution and other appropriations. During the six-month period ended 30 June 2009 and the year ended 31 December 2008 profits reported in the statutory financial statements amounted to 3,335 million Russian roubles (USD 100.9 million) and 5,807 million Russian roubles (USD 233.6 million), respectively.

(All amounts in millions of US dollars)

Thousand Roubles	30 June 2009	31 December 2008
Retained earnings	33,423,678	30,291, 047

At the annual shareholders' meeting held in 20 June 2009 the shareholders approved dividends in respect of 2008, which would be paid to the shareholders between 21 June and 31 December 2009 in the amount of 0.1818 Russian roubles per share (0.58 US cents) totalling to 199.9 million Russian roubles (USD 6.4 million). The outstanding balance of the dividends payable will be transferred as soon as the relevant shareholders' bank details are collected.

33. OPERATING SEGMENTS

The Group has four reportable segments, as described below, which are the Group's strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group's General Director reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Group's reportable segments:

- Airline – domestic and international passenger and cargo air transport and other airline services;
- Catering – includes preparation of food and beverages for air travel;
- Hotels – includes operating a hotels;
- Airport terminal – includes operating the Sheremetyevo-3 terminal.

There are also other operating segments. However, none of these segments meets any of the quantitative thresholds for determining reportable segments in 2009 and 2008

Information regarding the results of each reportable segment is included below. Performance is measured based on segment sales revenue and operating profit, as included in the internal management reports that are review by the Group's General Director. Segment sales revenue and operating profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Inter-segment pricing is determined on an arm's length basis.

	Airline	Catering	Hotels	Terminal	Other	Elimi-nations	Total Group
6m 2009							
External sales	1,441.9	5.9	7.1	-	1.0	-	1,455.9
Inter-segment sales	-	27.2	2.3	-	1.6	(31.1)	-
Total revenue	**1,441.9**	**33.1**	**9.4**	**-**	**2.6**	**(31.1)**	**1,455.9**
Operating profit/(loss)	102.3	4.7	2.1	(4.4)	(0.3)	(0.6)	103.8
Financial income							1.1
Financial expenses							(26.1)
Share of income in associates	2.9	-	-	-	-	-	2.9
Non-operating income/(expenses), net							(19.2)
Profit before income tax							**62.5**
Income tax							(48.4)
Profit for the period							**14.1**

(All amounts in millions of US dollars)

As of 30 June 2009							
Segment assets	2,777.8	24.3	18.7	862.3	35.5	(199.6)	3,519.0
Associates	15.5	-	-	-	-	-	15.5
Unallocated assets							71.1
Consolidated total assets							**3,605.6**
Segment liabilities	854.7	16.6	5.5	38.1	19.0	(24.3)	909.6
Unallocated liabilities							1,794.1
Consolidated total liabilities							**2,703.7**
Capital expenditure (Note 21)	133.5	0.9	0.3	170.2	-	-	304.9
6m 2009							
Depreciation and amortisation	60.9	0.4	1.3	0.1	-	-	62.7
Non-recoverable VAT (Note 11)	5.5	-	-	-	-	-	5.5

	Airline	**Catering**	**Hotels**	**Terminal**	**Other**	**Elimi-nations**	**Total Group**
6m 2008 (Unreviewed)							
External sales	2,109.5	9.7	12.1	-	0.7	-	2,132.0
Inter-segment sales	-	34.6	3.2	-	2.0	(39.8)	-
Total revenue	**2,109.5**	**44.3**	**15.3**	**-**	**2.7**	**(39.8)**	**2,132.0**
Operating profit/(loss)	122.5	4.9	4.2	(5.6)	(1.3)	6.2	130.9
Financial income							52.7
Financial expenses							(26.1)
Share of income in associates	2.1	-	-	-	-	-	2.1
Non-operating income, net							7.0
Profit before income tax							**166.6**
Income tax							(90.6)
Profit for the period							**76.0**
As of 31 December 2008							
Segment assets	2,634.0	28.2	20.3	734.1	44.4	(220.9)	3,240.1
Associates	13.8	-	-	-	-	-	13.8
Unallocated assets							96.5
Consolidated total assets							**3,350.4**
Segment liabilities	740.5	19.4	21.4	25.9	28.5	(52.7)	783.0
Unallocated liabilities							1,630.1
Consolidated total liabilities							**2,413.1**
Capital expenditure (Note 21)	267.3	2.7	2.8	337.2	-	-	610.0
6m 2008 (Unreviewed)							
Depreciation and amortisation	76.7	0.5	2.0	-	-	-	79.2

(All amounts in millions of US dollars)

	6m 2009	6m 2008 Unreviewed
Scheduled passenger revenue:		
International flights from Moscow to:		
Europe	216.9	329.2
Asia	90.0	133.9
North America	20.2	38.7
Other	10.9	12.7
	338.0	**514.5**
International flights to Moscow from:		
Europe	219.6	325.3
Asia	95.8	147.5
North America	21.9	40.8
Other	11.6	12.9
	348.9	**526.5**
Domestic flights	379.2	557.9
Other international flights	21.4	23.6
	1,087.5	**1,622.5**

	6m 2009	6m 2008 Unreviewed
Cargo revenue:		
International flights from Moscow to:		
Europe	4.9	1.8
Asia	3.1	1.1
North America	0.9	0.6
Other	0.1	0.1
	9.0	**3.6**
International flights to Moscow from:		
Europe	12.2	28.5
Asia	22.4	20.4
North America	2.0	2.9
Other	0.1	0.1
	36.7	**51.9**
Other international flights	13.2	68.3
Domestic flights	17.4	23.5
	76.3	**147.3**

34. RISK CONNECTED WITH FINANCIAL INSTRUMENTS

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure that, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. The Group entities utilise a detailed budgeting and cash forecasting process to ensure their liquidity is maintained at the appropriate level.

(All amounts in millions of US dollars)

The Group has entered into various agreements with a number of banks in Russia whereby the banks have issued facilities to guarantee the repayment of the Group's commitments related to the existing aircraft lease agreements. As at 30 June 2009 the total value of the guarantees issued amounted to USD 369.1 million (31 December 2008: USD 76.4 million). The following are the contractual maturities of financial liabilities, excluding estimated interest payments and the impact of netting agreements:

30 June 2009	Average interest rate Contractual	Effective	0-12 months	1-2 years	2-5 years	Over 5 years	Total
Non-derivative financial liabilities:							
Loans in US dollars	8.6%	8.6%	225.1	28.4	108.0	468.9	830.4
Loans in Russian roubles	18.2%	18.2%	47.2	4.6	-	-	51.8
Finance lease liabilities	1.8%	1.8%	67.4	65.9	186.6	175.1	495.0
Customs duties	0%	9.1%	74.9	64.2	20.6	-	159.7
Trade and other payables (excluding customs duties)	0%	0%	620.7	79.4	26.2	5.4	731.7
			1,035.3	**242.5**	**341.4**	**649.4**	**2,268.6**

31 December 2008	Average interest rate Contractual	Effective	0-12 months	1-2 years	2-5 years	Over 5 years	Total
Non-derivative financial liabilities:							
Loans in US dollars	8.9%	8.9%	73.5	126.2	103.8	351.4	654.9
Loans in Russian roubles	13.3%	13.3%	71.9	9.7	-	-	81.6
Finance lease liabilities	3.8%	3.8%	78.0	65.6	189.8	204.8	538.2
Customs duties	0%	6%	74.2	45.1	18.6	-	137.9
Trade and other payables (excluding customs duties)	0%	0%	588.0	56.7	24.1	5.9	674.7
			885.6	**303.3**	**336.3**	**562.1**	**2,087.3**

Customs duties represent discounted liabilities on custom duties regarding finance and operation leases of aircrafts. The effective annualised interest rate is impacted by the date of adding a new aircraft to the fleet of the Group.

As at 30 June 2009 the Group had available a total amount of USD 335.4 million (31 December 2008: USD 451.2 million) in relation to lines of credit granted to the Group by various lending institutions.

Currency risk – The Group is exposed to currency risk in relation to sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of the Group entities, which are primarily the Russian rouble. The currencies in which these transactions are primarily denominated are Euro and USD. The Group's exposure to foreign currency risk is as follows based on notional amounts:

	30 June 2009				31 December 2008			
	USD	**EUR**	**Other**	**Total**	**USD**	**EUR**	**Other**	**Total**
Cash and cash equivalents	100.6	6.1	27.6	134.3	38.5	7.5	23.4	69.4
Accounts receivable and prepayments, net	142.2	75.1	81.4	298.7	207.1	47.0	39.4	293.5
Other non-current assets	79.1	0.2	0.3	79.6	87.6	-	-	87.6
	321.9	**81.4**	**109.3**	**512.6**	**333.2**	**54.5**	**62.8**	**450.5**

(All amounts in millions of US dollars)

	30 June 2009				31 December 2008			
	USD	EUR	Other	Total	USD	EUR	Other	Total
Accounts payable and accrued liabilities	140.4	50.5	27.3	218.2	141.0	37.3	15.3	193.6
Finance lease liabilities (current portion)	66.7	-	-	66.7	76.3	-	-	76.3
Finance lease liabilities (non-current portion)	427.6	-	-	427.6	460.2	-	-	460.2
Short-term borrowings	225.1	-	-	225.1	73.5	-	-	73.5
Long-term borrowings	605.3	-	-	605.3	581.4	-	-	581.4
	1,465.1	50.5	27.3	1,542.9	1,332.4	37.3	15.3	1,385.0
Net assets/(liabilities)	(1,143.2)	30.9	82.0	(1,030.3)	(999.2)	17.2	47.5	(934.5)

A 20% strengthening or weakening of the Russian rouble against the following currencies as at 30 June 2009 and 31 December 2008, respectively, would have increased/(decreased) profit before income tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	30 June 2009		31 December 2008	
	Percent against RUR	Effect on profit before income tax	Percent against RUR	Effect on profit before income tax
Increase in the rate of exchange to rouble				
USD	20%	228.6	20%	199.8
Euro	20%	(6.2)	20%	(3.4)
Other currencies	20%	(16.4)	20%	(9.5)
Decrease in rate of exchange to rouble				
USD	20%	(228.6)	20%	(199.8)
Euro	20%	6.2	20%	3.4
Other currencies	20%	16.4	20%	9.5

Interest rate risk – Changes in interest rates impact primarily loans and borrowings by changing either their value (fixed rate debt) or their future cash flows (variable rate debt). At the time of raising new loans or borrowings management uses judgment to decide whether it believes that a fixed or variable interest rate would be more favourable to the Group over the expected period until maturity.

As at 30 June 2009 and 31 December 2008 the interest rate profiles of the Group's interest-bearing financial instruments are:

	Carrying amount	
	30 June 2009	31 December 2008
Fixed rate instruments		
Financial assets	15.1	33.9
Financial liabilities	854.2	709.2
	869.3	**743.1**
Variable rate instruments		
Financial assets	0.6	-
Financial liabilities	522.9	565.5
	523.5	565.5

During the first six months of 2009 some of the Group's loans bore variable interest rates (Note 27 and Note 29). If the variable interest rates on borrowings during period were 30% greater or lower that the actual interest rates for the year, with all other variables held constant, interest expense

(All amounts in millions of US dollars)

would have been higher or lower by USD 0.5 million (6m 2008: USD 0.2 million).

The interest component of the Group's finance leases primarily accrues at variable interest rates. If during the first six months of those rates were 30% greater or lower than what they actually were, with all other variables held constant, interest expense on finance leases for the year would have been different by USD 0.8 million (6m 2008: USD 2.6 million).

Fuel price risk – The results of Group's operations can be significantly impacted by changes in the price of aircraft fuel. Had aircraft fuel prices during the first half of 2009 been 25% higher or lower, with all other variables held constant, the profit for the year would have been USD 70.6 million higher or lower. The impact on the first six months of 2008 net profit would have been USD 170.3 million if the fuel prices during that period had been 25% higher or lower, with all other variables held constant.

Capital risk management – Management's policy is to have a strong capital base as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors the return on capital and the level of dividends to ordinary shareholders.

There were no changes in the Group's approach to capital management during the year.

Neither the Group nor any of its subsidiaries are subject to externally imposed capital requirements.

35. RELATED PARTY TRANSACTIONS

The ultimate controlling party of the Company is the Government of the Russian Federation and all companies controlled by the Government of the Russian Federation are treated as related parties of the Group for the purpose of these consolidated financial statements.

The consolidated financial statements of the Group include the following balances and transaction with related parties:

	30 June 2009	31 December 2008
Assets		
VAT and customs duties recoverable on leased aircraft	437.4	347.5
Cash and cash equivalents	135.4	66.1
Trade and accounts receivable	39.1	32.8
Bank deposits with maturities less than 90 days	5.4	21.9
Bank deposits with maturity date not exceeding 90 days	1.9	-
	619.2	**468.3**
Liabilities		
Long-term borrowings	599.2	575.4
VAT and customs duties payable on leased aircraft	359.5	306.0
Short-term borrowings	156.7	81.7
Trade and other accounts payable	63.5	56.3
	1,178.9	**1,019.4**

	6m 2009	6m 2008 Unreviewed
Sales	19.2	29.6
Purchases from associates	28.4	340.4
Purchases from other related parties	407.4	269.6
Dividend income received	0.2	0.2

Purchases consist primarily of purchases of aircraft fuel as well as air navigation and airport services.

(All amounts in millions of US dollars)

During the first six months of 2009 and 2008 most of the transactions between the Group and its related parties were based on market prices.

The summary of balances and charges relating to the taxes due to the Government of the Russian Federation during the first six months of 2009 and 2008 is presented below:

	30 June 2009	31 December 2008
Accounts receivable from tax authorities	296.0	371.0
Accounts payable to tax authorities	16.0	10.8

	6m 2009	6m 2008 Unreviewed
Tax refunds received during the period	146.2	204.7
Total amount of taxes settled with tax authorities during the period	76.5	193.7

The amounts outstanding to and from related parties will mainly be settled in cash. Tax receivable and tax payable might be offset according to Russian tax legislation.

The total amount of guarantees given in the first half of 2009 equalled to USD 0.6 million (31 December 2008: USD 1.3 million), guarantees received USD 0.6 million (31 December 2008: USD 0.4 million).

Compensation of key management personnel

The remuneration of directors and other members of key management (the members of the Board of Directors and Management Committee as well as key managers of flight and ground personnel who have significant power and responsibilities on key control and planning decisions of the Group) consist of short-term benefits including salary and bonuses as well as short-term compensation for serving on the management bodies of Group companies, and in the first six months of 2009 amounted to approximately USD 3.1 million (6m 2008: USD 2.9 million (unreviewed)).

Such amounts are stated before personal income tax but exclude unified social tax. According to Russian legislation, the Group makes contributions to the Russian State pension fund as part of unified social tax for all its employees, including key management personnel. Government officials, who are directors, do not receive remuneration from the Group.

36. COMMITMENTS UNDER OPERATING LEASES

Future minimum lease payments under non-cancellable aircraft and other operating leases are as follows:

	30 June 2009	31 December 2008
On demand or within one year	309.6	269.7
In two to five years	1,265.1	1,254.3
After five years	1,164.0	1,068.7
Total minimum payments	**2,738.7**	**2,592.7**

The operating lease commitments disclosed in the table above include the aircraft currently in use under operating lease, and nine Airbus A-320-200, one Airbus A-319-100, two Airbus A-330-200, five Airbus A-330-300 and one Boeing B-737-400 aircraft.

As at 31 December 2008, commitments under operating leases include USD 13.6 million related to lease contracts which were terminated by management in the first half of 2009.

(All amounts in millions of US dollars)

The amounts above represent base rentals payable. Maintenance fees payable to the lessor, based on actual flight hours, and other usage variables are not included in the figures.

For details of the fleet subject to operating leases refer to Note 1.

37. CAPITAL COMMITMENTS

The Group's capital commitments in relation to the acquisition of property, plant and equipment as at 30 June 2009 amounted to approximately USD 1,133 million (31 December 2008: USD 1,397 million). These commitments mainly relate to the finance leases of ten Sukhoi SuperJet-100 (SSJ) aircraft, the finance lease of sixteen Airbus A-321-200 aircraft, and contracts related to the putting into operation of the Sheremetyevo-3 terminal.

38. CONTINGENCIES

Political environment – The Government of the Russian Federation continues to reform the business and commercial infrastructure in its transition to a market economy. As a result laws and regulations affecting businesses continue to change rapidly. These changes are characterised by poor drafting, different interpretations and arbitrary application by the authorities.

Business environment – The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. In addition, the recent contraction in the capital and credit markets has further increased the level of economic uncertainty in the environment. The consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

Taxation – Russian tax legislation is subject to varying interpretations and constant changes. Furthermore, the interpretation of the tax legislation by the tax authorities, as applied to the transactions and activities of the Group, may not coincide with that of management. As a result, the tax authorities could challenge transactions and the Group could be assessed additional taxes, penalties and interest. which could be significant. Periods remain open to review by the tax authorities for three years. The Group's management believes that it has adequately provided for all tax liabilities in the consolidated financial statements. However, the risk remains that the relevant authorities could take up differing positions with regard to interpretative issues and the effect could be significant. In addition, tax treatment of air transportation services is relatively less regulated part of Russian taxation.

Legal action – Former members of the Group's management and two Swiss non-bank financial companies that provided treasury and financial services to the Group, are currently under civil and criminal investigation by the Swiss and Russian authorities for potential misconduct related to funds managed under treasury and financial services agreements, which were entered into by the former management of the Group. On 16 November 2006 the court in Moscow considered the Company's claim against two former employees of the Group and an employee of the United Financial Corporation and awarded a total of approximately USD 8.2 million in damages to the Group. The Group intends to pursue the recovery of all losses to the fullest extent possible. However, due to remaining uncertainties in collecting already awarded and any possible additional amounts, it has not recognised any assets related to this matter in its consolidated financial statements.

39. SUBSEQUENT EVENTS

Pursuant to the Board of Directors' decision a new organisational structure of the Company has been adopted effective from 7 July 2009. Consequently, in pursuit of streamlining its business during the times of declining demand for air transportation services the Group has initiated personnel optimisation procedures as a result of which up to 2,500 staff may have to be retrenched.

On 21 October 2009 the Moscow Regional Arbitration Court has issued a verdict declaring CJSC Aeroflot-Cargo, a Group subsidiary, insolvent. The decision will take effect on 21 November 2009. Consequently, the Company has commenced transferring Cargo's business to a newly established department within the Company. The Group does not expect the decision to have a material impact on these consolidated interim financial statements.